UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MOMENTUS INC.

(Name of Issuer)

Class A Common Stock, $0.00001 par value

(Title of Class of Securities)

60879E 101

(CUSIP Number)

SRC-NI Holdings LLC

c/o Edward Freedman

1345 Abbot Kinney Blvd.

Venice, California 90291

Telephone: (833) 478-2253

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60879E 101	13D	Page 2 of 5

1	NAME OF REPORTING PERSONS SRC-NI Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,886,029
	8	SHARED VOTING POWER (see Item 5 below) 0
	9	SOLE DISPOSITIVE POWER 3,886,029
	10	SHARED DISPOSITIVE POWER (see Item 5 below) 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,886,029
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Calculated based on 80,580,232 shares of the Issuer's Class A common stock, par value $0.00001 per share, outstanding as of September 30, 2021 as reported on the Issuer's Form 10-Q, filed with the SEC on November 10, 2021.

CUSIP No. 60879E 101	13D	Page 3 of 5

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed on behalf of SRC-NI Holdings, LLC, a Delaware limited liability company (the “Sponsor” or the “Reporting Person”), with the Securities and Exchange Commission (the “SEC”) on November 21, 2019 (the “Original Schedule 13D” as supplemented and amended by this Amendment No. 1, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 1 does not modify or amend any of the information previously reported in the Original Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 1. Security and Issuer.

Item 1 of the Original Schedule 13D is hereby amended and restated as follows:

Securities to which this statement relates: Class A common stock, $0.00001 par value (“Common Stock”) of Momentus Inc., a Delaware corporation (f/k/a Stable Road Acquisition Corp. (“SRAC”)) (the “Issuer”).

The address of the principal executive office of the Issuer is 3901 N. First Street, San Jose, California 95134.

Item 2. Identity and Background.

Item 2(e) of the Original Schedule 13D is hereby amended and restated as follows.

(e) On July 13, 2021, the SEC announced charges against SRAC, Legacy Momentus (as defined below), and Legacy Momentus’s founder and former CEO, Mikhail Kokorich, for misleading claims about Legacy Momentus’s technology and about the U.S. government’s national security concerns about Mr. Kokorich. The SEC’s order finds that Legacy Momentus and Mr. Kokorich knowingly or recklessly made misrepresentations of material fact and misleading omissions in violation of antifraud provisions of U.S. federal securities laws, and that SRAC negligently made misrepresentations of material fact and misleading omissions in violation of antifraud provisions of U.S. federal securities laws, as well as related reporting and proxy solicitation provisions. The SEC also announced charges against the Sponsor and Brian Kabot (one of the managing members of the Sponsor), finding that Mr. Kabot negligently violated provisions of U.S. federal securities laws related to proxy solicitations and that Mr. Kabot and the Sponsor caused SRAC’s violation of negligence-based antifraud provisions of the federal securities laws. The SEC’s litigation is proceeding against Mr. Kokorich, against whom the SEC filed a complaint in the U.S. District Court for the District of Columbia. All parties except for Mr. Kokorich have settled with the SEC.

Without admitting or denying the SEC’s findings, Legacy Momentus, SRAC, Mr. Kabot, and the Sponsor consented to an order requiring them to cease and desist from future violations (the “Settlement Agreement”). Legacy Momentus paid a civil penalty of $7.0 million, SRAC paid a civil penalty of $1.0 million, and Mr. Kabot paid a civil penalty of $40,000. Legacy Momentus and SRAC also agreed to provide PIPE investors with the right to terminate their Subscription Agreements prior to the stockholder vote to approve the Business Combination (as defined below); the Sponsor agreed to relinquish 250,000 shares of SRAC’s Class B common stock, $0.0001 par value (the “Founder Shares”) it would otherwise have received upon consummation of the Business Combination; and Legacy Momentus has agreed to undertakings requiring enhancements to its disclosure controls, including the creation of an independent board committee and retention of an internal compliance consultant for a period of two years.

Except as set forth above, the Sponsor has not, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended by inserting the following paragraph at the beginning thereof:

The information set forth or incorporated in Item 6 is incorporated in its entirety into this Item 4.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Amendment No. 1 and the information set forth or incorporated in Items 2, 4 and 6 is incorporated by reference in its entirety into this Item 5.

CUSIP No. 60879E 101	13D	Page 4 of 5

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Person (on the basis of a total of 80,580,232 shares of Common Stock outstanding as of September 30, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with SEC on November 10, 2021 are as follows:

a)		Amount beneficially owned: 3,886,029	Percentage: 4.8%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	3,886,029
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	3,886,029
	iv.	Shared power to dispose or to direct the disposition of:	0

The Reporting Person is governed by three managing members - Brian Kabot, Juan Manuel Quiroga and Edward K. Freedman - who have voting and investment discretion with respect to the Common Stock held by the Reporting Person. Each managing member has one vote, and the approval of a majority of the managing members is required (and at all times since the Issuer's initial public offering has been required) to approve an action of the Reporting Person. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and a voting or dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. Based upon the foregoing analysis, no managing member of the Reporting Person exercises voting or dispositive control over any of the securities held by the Reporting Person, even those in which he may hold a pecuniary interest. Accordingly, notwithstanding any inference of beneficial ownership attributed in the Original Schedule 13D, no individual managing member is deemed to have (or have had) or share beneficial ownership of such shares, and each managing member disclaims any beneficial ownership of such shares.

(c) The Reporting Person has not effected any transactions in the Common Stock during the 60 days preceding the date of this report, except as described in Items 4 and 6 of this Amendment No. 1 which information is incorporated herein by reference.

(d) Not applicable.

(e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on December 16, 2021.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended by inserting the following paragraphs:

Business Combination

On August 12, 2021 (the “Closing Date”), the Issuer consummated the previously announced business combination (the “Business Combination”) pursuant to that certain Agreement and Plan of Merger, dated October 7, 2020, as amended on March 5, 2021, April 6, 2021 and June 29, 2021, by and among the Issuer (at such time named Stable Road Acquisition Corp.), Project Marvel First Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Issuer, Project Marvel Second Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of the Issuer, and the pre-Business Combination Momentus Inc. (“Legacy Momentus”).

As a result of the Business Combination, the Founder Shares held by the Reporting Person (other than the 250,000 Founder Shares forfeited pursuant to the Settlement Agreement) were automatically converted into shares of Common Stock on a one-for-one basis.

Distribution

On December 16, 2021, the Reporting Person made a pro rata in-kind distribution to its members in an aggregate amount of 495,000 shares of the Issuer’s Common Stock and 247,500 warrants to purchase the Issuer’s Common Stock.

The filing of this Amendment No. 1 constitutes an exit filing for the Reporting Person, as well as any other person who may have been attributed beneficial ownership (subject to applicable disclaimers of beneficial ownership) of the securities reported in the Original Schedule 13D.

CUSIP No. 60879E 101	13D	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022	SRC-NI HOLDINGS, LLC

	By:	/s/ Edward Freedman
		Name:	Edward Freedman
		Title:	Managing Member